FOURTH QUARTER FY2023 EARNINGS

DECEMBER 7, 2023



LEE ENTERPRISES

SAFE HARBOR

The information provided in this presentation may include forward-looking statements relating to future events or the future financial performance of the Company. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Words such as "aims", "anticipates," "plans," "expects," "intends," "will," "potential," "hope" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon current expectations of the Company and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in report relating to the Company may be found in the Company's periodic filings with the Commission, including the factors described in the sections entitled "Risk Factors," copies of which may be obtained from the SEC's website at www.sec.gov. The Company does not undertake any obligation to update forward-looking statements contained in this presentation.



KEY THEMES FOR TODAY

1   **FOURTH QUARTER AND FISCAL YEAR 2023 RESULTS**

2   THREE PILLAR DIGITAL GROWTH STRATEGY

3   WELL-POSITIONED TO DRIVE VALUE FOR STAKEHOLDERS



LEE ACHIEVED ALL FISCAL YEAR GUIDANCE

✓ **Fastest growing** digital subscription platform in local media
  - Digital Only Subscribers **+36% YOY**
  - Digital Only Subscription Revenue **+51% YOY**[3]

✓ **Fastest growing** Digital Marketing Services solution in media
  - Amplified Digital® Revenue **+20% YOY**[3]

✓ **Executed on Three Pillar Digital Growth Strategy**
  - Driving recurring, profitable digital revenue

✓ Cost reduction actions of more than $100M in FY23

✓ Results **give confidence** in achieving long-term goals

✓ **Achieved Adjusted EBITDA guidance** in soft advertising environment

2023 Actual	2023 Updated Guidance [1]	Achieved Guidance
$273M Total Digital Revenue	**$270-285M** Total Digital Revenue	✓
721,000 Total Digital Only Subscribers	**632,000** Total Digital Only Subscribers	✓
$ 615M Cash Costs[2]	**$ 610-620M** Cash Costs[2]	✓
$ 85M Adjusted EBITDA[2]	**$ 85 - 90M** Adjusted EBITDA[2]	✓



[1] 2023 Updated Guidance as of 8/3/2023
[2] Adjusted EBITDA and Cash Costs are non-GAAP financial measures. See appendix
[3] Same-store revenues is a non-GAAP performance measure based on GAAP revenues for Lee for the current period, excluding exited operations. In 2023, exited operations include (1) businesses divested and (2) the elimination of stand-alone print products discontinued within our markets.

4

FOURTH QUARTER AND FULL YEAR 2023 RESULTS

Q4 Revenue

Total Operating Revenue $164M, -12% on a Same-store basis[1]

Total Digital Revenue $73M, +14%[1]

- Digital subscription revenue $19M, +68%[1]
- Digital advertising revenue $49M
  - Amplified Digital® revenue $24M

Total print revenue $91M, -26%[1]

Q4 Cash Costs[2]

- Total Cash Costs $138M, -17%

Q4 Adjusted EBITDA[2]

- Adjusted EBITDA $30M

FY23 Revenue

Total Operating Revenue $691M, -9% on a Same-store basis[1]

Total Digital Revenue $273M, +14%[1]

- Digital subscription revenue $61M, +51%[1]
- Digital advertising revenue $193M, +6%[1]
  - Amplified Digital® revenue $91M, +20%[1]

Total print revenue $418M, -20%[1]

FY23 Cash Costs[2]

- Total Cash Costs $615M, -11%

FY23 Adjusted EBITDA[2]

- Adjusted EBITDA $85M



[1] Same-store revenues is a non-GAAP performance measure based on GAAP revenues for Lee for the current period, excluding exited operations. In 2023, exited operations include (1) businesses divested and (2) the elimination of stand-alone print products discontinued within our markets.
[2] Adjusted EBITDA and Cash Costs are non-GAAP financial measures. See appendix.

STRONG TRACK RECORD OF SUSTAINABLE COST MANAGEMENT



Total Cash Costs[1]

$1.0B — 2017
$705M — 2020
$693M — 2022
$615M — 2023

$693M — FY2022
$90M — Business Transformation
$13M — Temporary Reductions (Bonus, Furlough, T&E)
$25M — Digital COGS & Investments
$615M — FY2023

KEY TAKEAWAYS

- **Proficient in driving efficiencies**
  - Current base of $237M of direct costs associated with our legacy revenue streams that will be managed with associated revenue trends
  - Ongoing initiatives aimed at optimizing manufacturing, distribution, and corporate services

- **Thoughtful investments in digital future**
  - Significant investments made in talent and technology to fund successful execution of three-pillar strategy
  - Acquisition and retention of top talent focused on digital subscriber growth and expanding reach of Amplified Digital®
  - Increase in digital COGS driven by rapid growth in digital revenue

Optimizing operating structure by investing in the digital future & managing the legacy business

DIGITAL TRANSFORMATION: STRENGTHENED BALANCE SHEET

- **$120M debt reduction** since refinancing in March 2020
- **Favorable credit agreement** with Berkshire Hathaway
  - **25-year runway** w/ no breakage costs or prepayment penalties
  - **Fixed annual interest rate**, no financial performance covenants and no fixed amortization
- Pension plans now **frozen** and **fully funded** in the aggregate with no material pension contributions in 2023
- Asset sales of **$12M** in 2023
  - Identified approximately $25M of noncore assets to monetize



Significant Gross Debt Reduction

$576M — Q2 2020

$456M — Q4 2023



Achieve long-term leverage target of under 2.5x

KEY THEMES FOR TODAY

1 FOURTH QUARTER AND FISCAL YEAR 2023 RESULTS

2 **THREE PILLAR DIGITAL GROWTH STRATEGY**

3 WELL-POSITIONED TO DRIVE VALUE FOR STAKEHOLDERS



LEE'S STRATEGY FOR DIGITAL TRANSFORMATION: THE THREE PILLARS

LEE IS RAPIDLY TRANSFORMING FROM A PRINT-CENTRIC TO A DIGITAL-CENTRIC COMPANY

PILLAR 1	PILLAR 2	PILLAR 3
Expand our audience by providing compelling local content	**Accelerate digital subscription growth**	**Diversify and expand offerings for local advertisers**



Lee expects the Three Pillar Digital Growth Strategy to drive more than $450 million digital revenue within five years, resulting in a business that is sustainable and vibrant from our digital products











STRATEGY IS PRODUCING INDUSTRY-LEADING DIGITAL GROWTH

Digital Subscriber Growth Leads Industry

721K Current Digital-only Subscribers

16 quarters of **leading** digital subscriber growth

Sep 2023 3-Year CAGR
43%
23%
16%
Lee
Gannett
NY Times

Digital Agency Revenue Growth Leads Industry

$91M *Amplified* LTM Revenue

Industry-leading 20% YOY LTM growth

Sep 2023 3-Year CAGR
50%
7%
4%
Lee
Gannett
TownSquare

Total Digital Revenue Growing Significantly

$273M LTM Total Digital Revenue

Total Digital Revenue **up 14% YOY** LTM

LTM Sep FY23 YOY
$240M
$273M
LTM Sep '22
LTM Sep '23

STRATEGY IS TRANSFORMING THE COMPOSITION OF REVENUE

REVENUE MIX

% Digital

FY2020

21%

Prior to launch of Three Pillar Digital Growth Strategy

Q4 FY2023

44%

Industry-leading digital revenue growth is transforming the mix of revenue

Becoming less reliant on print business



KEY THEMES FOR TODAY

1 FOURTH QUARTER AND FISCAL YEAR 2023 RESULTS

2 THREE PILLAR DIGITAL GROWTH STRATEGY

3 **WELL-POSITIONED TO DRIVE VALUE FOR STAKEHOLDERS**



LEE INVESTMENT THESIS

WE BELIEVE OUR THREE PILLAR DIGITAL GROWTH STRATEGY WILL CREATE SUBSTANTIAL VALUE:



Execute Three Pillar Digital Growth Strategy
Generate long-term sustainable digital revenue growth, margin expansion, and strong free cash flow





Continued Debt Reduction & Strengthened Balance Sheet
Expect to reach <2.5x leverage target within five years





Increased Shareholder Value
Enhanced cash generation
Debt reduction drives shareholder value
Multiple expansion fueled by increased recurring, high-margin digital revenue



LONG-TERM OUTLOOK: DIGITAL SUBSCRIPTIONS

- **Content that Drives Conversion**
  - Impactful local journalism that **informs and connects** our local communities

- **Branding:** WHERE YOUR STORY LIVES
  - Sophisticated marketing campaign **maximizes subscriber and revenue growth**

- **User Experience**: Next-Gen App

- **Meaningfully reduce churn:** MarTech platforms and AI with predictive analysis allow us to **price based on engagement** and precisely target retention campaigns



Digital Subscription Growth

	Revenue	Subscribers
FY20	$19M	215K
FY21	$28M	402K
FY22	$39M	532K
FY23	$61M	721K
FY24E	$90M	771K
FY28E	$150M	1.2M

Pacing well to long-term targets



14

DIGITAL TRANSFORMATION: EXPAND DIGITAL ADVERTISING SERVICES

LEVERAGE "FIRST TO MARKET" POSITION WITH ARRAY OF DIGITAL PRODUCT OFFERINGS, SERVICES AND MARKETING SOLUTIONS

PILLAR 1	PILLAR 2	PILLAR 3

Diversify and Expand Offerings to Local Advertisers

Amplified: Lee's Omnichannel Marketing Solution

Amplified is a full-service digital marketing agency that offers omnichannel solutions for local advertisers (e.g., consulting, media buying, analytics) through its **Vision platform**

Competitive Advantages of Amplified:

- **Data driven ad tech** that efficiently feeds customized proposals to sales reps through Lee's **Vision** platform

- **Specialized category expertise –** automotive and healthcare

- **Scalable custom video content** from **Brand Ave. Studios**

- **First party data** to drive **premium eCPMs** and create recurring revenue

Maximize Revenue on Lee's Digital Platforms

Massive audiences on our **owned and operated websites** (O&O) provide a growing opportunity to drive **high margin** digital advertising revenue

Competitive Advantages of O&O:

- Sales organization to leverage Lee's **Vision platform** in order to:

  - Deliver our hyper local, highly educated and higher-income digital audiences to advertisers

  - Increase local market penetration, thus increasing customer counts

  - Increase sell-thru rates and eCPMs to drive higher value digital advertising revenue

- Promote high impact **video** digital banner, sponsorships and **branded content**

  - Deliver more engagement for our advertisers

  - Limited local ad map creates scarcity; drives industry-leading rate yield



LEE EXPECTS TO BE SUSTAINABLE WITHOUT RELIANCE ON PRINT IN 5 YEARS

DIGITAL REVENUE, DIRECT COSTS, DIRECT MARGIN

	2023
Digital Revenue	$273M
Digital Direct Costs[1]	$76M
Digital Direct Margin[2]	$197M
Margin %	**72%**

Key Transformation Priorities:

- **Maximize the monetization** of O&O products

- Retain and **grow spending** from local advertising partners

- **Increase ARPU** with local advertisers through Amplified

- **Acquire and retain strategic** top agency accounts

- **Maximize subscription and revenue** opportunities in our vast addressable market

- Invest and create **local content that drives engagement**

Scaling digital business can sustain long-term outlook

[1] Digital Direct Costs is a non-GAAP performance measure that includes Cost of Goods Sold ("COGS") directly tied to digital products. Digital Direct Costs excludes all Selling, General, and Administrative ("SG&A") costs.
[2] Digital Direct Margin is a non-GAAP performance measure calculated as Digital Revenue less Digital Direct Costs.



16

2024 OUTLOOK

		2023	2024 Outlook
Total Digital Revenue		$273M	$310-$330M
	YoY[1]	14%	13% to 21%
Digital-only subscribers		721,000	771,000
	YoY	37%	7%
Cash Costs[2]		$615M	$570-$590M
	YoY	-9%	-4% to -7%
Adjusted EBITDA[2]		$85M	$83-$90M
	YoY	-10%	-3% to 6%



[1] Same-store revenues is a non-GAAP performance measure based on GAAP revenues for Lee for the current period, excluding exited operations. In 2023, exited operations include (1) businesses divested and (2) the elimination of stand-alone print products discontinued within our markets.
[2] Adjusted EBITDA and Cash Costs are non-GAAP financial measures. See appendix.



NON-GAAP RECONCILIATION

The Company uses non-GAAP financial performance measures to supplement the financial information presented on a U.S. GAAP basis. These non-GAAP financial measures, which may not be comparable to similarly titled measures reported by other companies, should not be considered in isolation from or as a substitute for the related U.S. GAAP measures and should be read together with financial information presented on a U.S. GAAP basis.

The Company defines its non-GAAP measures as follows:

Adjusted EBITDA is a non-GAAP financial performance measure that enhances financial statement users overall understanding of the operating performance of the Company. The measure isolates unusual, infrequent or non-cash transactions from the operating performance of the business. This allows users to easily compare operating performance among various fiscal periods and how management measures the performance of the business. This measure also provides users with a benchmark that can be used when forecasting future operating performance of the Company that excludes unusual, nonrecurring or one time transactions. Adjusted EBITDA is a component of the calculation used by stockholders and analysts to determine the value of our business when using the market approach, which applies a market multiple to financial metrics. It is also a measure used to calculate the leverage ratio of the Company, which is a key financial ratio monitored and used by the Company and its investors. Adjusted EBITDA is defined as net income (loss), plus non-operating expenses, income tax expense, depreciation and amortization, assets loss (gain) on sales, impairments and other, restructuring costs and other, stock compensation and our 50% share of EBITDA from TNI and MNI, minus equity in earnings of TNI and MNI.

Cash Costs represent a non-GAAP financial performance measure of operating expenses which are measured on an accrual basis and settled in cash. This measure is useful to investors in understanding the components of the Company's cash-settled operating costs. Periodically, the Company provides forward-looking guidance of Cash Costs, which can be used by financial statement users to assess the Company's ability to manage and control its operating cost structure. Cash Costs are defined as compensation, newsprint and ink and other operating expenses. Depreciation and amortization, assets loss (gain) on sales, impairments and other, other non-cash operating expenses and other expenses are excluded. Cash Costs also exclude restructuring costs and other, which are typically paid in cash.

Direct Costs is a non-GAAP financial performance measure that enhances financial statement users overall understanding of the operating performance of the Company. The measure isolates operating costs that directly support revenue. Depreciation and amortization, assets loss (gain) on sales, impairments and other, net, other non-cash operating expenses, Selling, General, and Administrative ("SG&A") compensation and SG&A other operating expenses are excluded.

Same-store revenues is a non-GAAP performance measure based on U.S. GAAP revenues for Lee for the current period, excluding exited operations.

TNI and MNI – TNI refers to TNI Partners publishing operations in Tucson, AZ. MNI refers to Madison Newspapers, Inc. publishing operations in Madison, WI.

Management's Use of Non-GAAP Measures
These Non-GAAP Measures are not measurements of financial performance under U.S. GAAP and should not be considered in isolation or as an alternative to income from operations, net income (loss), revenues, or any other measure of performance or liquidity derived in accordance with U.S. GAAP. We believe these non-GAAP financial measures, as we have defined them, are helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance on our day-to-day operations. These measures provide an assessment of controllable expenses and afford management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. We use these Non-GAAP measures of our day-to-day operating performance, which is evidenced by the publishing and delivery of news and other media and excludes certain expenses that may not be indicative of our day-to-day business operating results.

Limitations of Non-GAAP Measures
Each of our non-GAAP measures have limitations as analytical tools. They should not be viewed in isolation or as a substitute for U.S. GAAP measures of earnings. Material limitations in making the adjustments to our earnings to calculate Adjusted EBITDA using these non-GAAP financial measures as compared to U.S. GAAP net income (loss) include: the cash portion of interest / financing expense, income tax (benefit) provision, and charges related to asset impairments, which may significantly affect our financial results. Management believes these items are important in evaluating our performance, results of operations, and financial position. We use non-GAAP financial measures to supplement our U.S. GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.



QUARTERLY REVENUE COMPOSITION

(Millions of Dollars)	Q1 FY2022	Q2 FY2022	Q3 FY2022	Q4 FY2022	FY 2022	Q1 FY2023	Q2 FY2023	Q3 FY2023	Q4 FY2023	FY 2023
Digital Advertising and Marketing Services	42.8	43.4	46.2	49.1	181.5	47.7	46.3	49.9	49.3	193.2
YoY %[1]	18.8%	36.1%	26.6%	32.7%	28.3%	11.3%	6.2%	7.8%	1.1%	6.4%
Digital Only Subscription Revenue	7.9	10.1	11.0	11.2	40.1	12.3	14.0	15.7	18.7	60.7
YoY %[1]	25.7%	44.4%	50.1%	45.9%	42.1%	56.2%	38.7%	43.3%	67.5%	51.4%
Digital Services Revenue	4.6	4.7	4.3	4.4	18.0	4.7	4.8	4.9	5.0	19.4
YoY %[1]	-4.0%	-3.4%	-8.1%	-6.5%	-5.5%	2.2%	2.1%	12.6%	15.3%	7.8%
Total Digital Revenue[2]	**55.3**	**58.1**	**61.5**	**64.6**	**239.5**	**64.8**	**65.0**	**70.5**	**73.0**	**273.2**
YoY %[1]	17.4%	33.1%	26.8%	31.0%	27.0%	16.9%	11.5%	14.4%	13.6%	14.1%
% of Total Revenue	27.3%	30.6%	31.5%	33.4%	30.7%	35.0%	38.1%	41.1%	44.5%	39.5%
Print Advertising Revenue	56.0	44.2	44.8	39.9	185.0	41.8	31.5	29.2	23.3	125.8
YoY %[1]	-16.0%	-17.6%	-18.0%	-24.6%	-18.8%	-24.3%	-23.2%	-26.9%	-30.2%	-26.0%
Print Subscription Revenue	79.6	77.3	78.1	78.5	313.5	67.4	64.6	61.8	58.8	252.6
YoY %[1]	-6.4%	-6.7%	-4.2%	-2.0%	-4.9%	-15.4%	-16.3%	-20.7%	-25.0%	-19.3%
Other Print Revenue	11.4	10.4	10.7	10.5	43.0	11.1	9.6	9.8	9.0	39.5
YoY %[1]	-12.8%	-15.2%	-10.2%	-8.2%	-11.7%	-2.2%	-6.7%	-8.3%	-14.8%	-7.9%
Total Print Revenue	**147.0**	**131.9**	**133.6**	**129.0**	**541.4**	**120.3**	**105.7**	**100.8**	**91.1**	**417.9**
YoY %[1]	-10.8%	-11.3%	-9.8%	-10.8%	-10.7%	-17.2%	-17.5%	-21.4%	-25.5%	-20.3%
Total Revenue	**202.3**	**190.0**	**195.0**	**193.6**	**781.0**	**185.1**	**170.7**	**171.3**	**164.0**	**691.1**
YoY %[1]	-4.5%	-1.3%	-0.7%	-0.1%	-1.7%	-7.4%	-8.2%	-9.6%	-12.1%	-9.3%



[1] Same-store revenues is a non-GAAP performance measure based on GAAP revenues for Lee for the current period, excluding exited operations. In FY 2023, exited operations include (1) businesses divested and (2) the elimination of stand-alone print products discontinued within our markets. Same-store revenue trends are displayed for FY 2023 year-over-year comparisons only.
[2] Total Digital Revenue is defined as digital advertising and marketing services revenue (including Amplified), digital-only subscription revenue and digital services revenue

Rounding – Items may not foot due to rounding.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Millions of Dollars)	Q4 FY2023
Net Loss	(1.3)
Adjusted to exclude	
Income tax expense	0.9
Non-operating expenses, net	11.4
Equity in earnings of TNI and MNI	(3.0)
Depreciation and amortization	7.5
Restructuring costs and other	4.6
Assets loss on sales, impairments and other, net	6.1
Stock compensation	0.4
Add	
Ownership share of TNI and MNI EBITDA (50%)	3.5
Adjusted EBITDA	**30.0**

Adjusted EBITDA is a non-GAAP financial performance measure that enhances financial statement users overall understanding of the operating performance of the Company. The measure isolates unusual, infrequent or non-cash transactions from the operating performance of the business. This allows users to easily compare operating performance among various fiscal periods and how management measures the performance of the business. This measure also provides users with a benchmark that can be used when forecasting future operating performance of the Company that excludes unusual, nonrecurring or one time transactions. Adjusted EBITDA is a component of the calculation used by stockholders and analysts to determine the value of our business when using the market approach, which applies a market multiple to financial metrics. It is also a measure used to calculate the leverage ratio of the Company, which is a key financial ratio monitored and used by the Company and its investors. Adjusted EBITDA is defined as net income (loss), plus non-operating expenses, income tax expense, depreciation and amortization, assets loss (gain) on sales, impairments and other, restructuring costs and other, stock compensation and our 50% share of EBITDA from TNI and MNI, minus equity in earnings of TNI and MNI.

TNI and MNI – TNI refers to TNI Partners publishing operations in Tucson, AZ. MNI refers to Madison Newspapers, Inc. publishing operations in Madison, WI.

Rounding – Items may not visually foot due to rounding.



RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Millions of Dollars)	Q4 FY2023	Q4 FY2022
Operating Expenses	156.1	198.6
Adjusted to exclude		
Depreciation and amortization	7.5	9.1
Assets loss on sales, impairments and other, net	6.1	21.1
Restructuring costs and other	4.6	2.9
Cash Costs	137.9	165.5

Cash Costs represent a non-GAAP financial performance measure of operating expenses which are measured on an accrual basis and settled in cash. This measure is useful to investors in understanding the components of the Company's cash-settled operating costs. Periodically, the Company provides forward-looking guidance of Cash Costs, which can be used by financial statement users to assess the Company's ability to manage and control its operating cost structure. Cash Costs are defined as compensation, newsprint and ink and other operating expenses. Depreciation and amortization, assets loss (gain) on sales, impairments and other, other non-cash operating expenses and other expenses are excluded. Cash Costs also exclude restructuring costs and other, which are typically paid in cash.

Rounding – Items may not visually foot due to rounding.



SAME-STORE NON-GAAP REVENUE RECONCILIATION[1]

(Millions of Dollars)	Q4 FY2023	Q4 FY2022	$ Variance	% Variance
Print Advertising Revenue	23.3	39.9	(16.6)	-41.6%
Exited operations	(0.0)	(6.6)		
Same-store, Print Advertising Revenue	23.3	33.3	(10.0)	-30.2%
Digital Advertising Revenue	49.3	49.1	0.2	0.3%
Exited operations	(0.0)	(0.4)		
Same-store, Digital Advertising Revenue	49.3	48.7	0.5	1.1%
Total Advertising Revenue	72.6	89.0	(16.5)	-18.5%
Exited operations	(0.0)	(7.0)		
Same-store, Total Advertising Revenue	72.5	82.1	(9.5)	-11.6%

(Millions of Dollars)	Q4 FY2023	Q4 FY2022	$ Variance	% Variance
Print Subscription Revenue	58.8	78.5	(19.7)	-25.1%
Exited operations	(0.0)	(0.2)		
Same-store, Print Subscription Revenue	58.8	78.4	(19.6)	-25.0%
Digital Subscription Revenue	18.7	11.2	7.5	67.1%
Exited operations	(0.0)	(0.0)		
Same-store, Digital Subscription Revenue	18.7	11.1	7.5	67.5%
Total Subscription Revenue	77.5	89.7	(12.3)	-13.7%
Exited operations	(0.0)	(0.2)		
Same-store, Total Subscription Revenue	77.4	89.5	(12.1)	-13.5%

(Millions of Dollars)	Q4 FY2023	Q4 FY2022	$ Variance	% Variance
Print Other Revenue	9.0	10.5	(1.6)	-14.9%
Exited operations	--	(0.0)		
Same-store, Print Other Revenue	9.0	10.5	(1.6)	-14.8%
Digital Other Revenue	5.0	4.4	0.7	15.3%
Exited operations	--	(0.0)		
Same-store, Digital Other Revenue	5.0	4.4	0.7	15.3%
Total Other Revenue	14.0	14.9	(0.9)	-6.1%
Exited operations	--	(0.0)		
Same-store, Total Other Revenue	14.0	14.9	(0.9)	-6.0%

(Millions of Dollars)	Q4 FY2023	Q4 FY2022	$ Variance	% Variance
Total Operating Revenue	164.0	193.6	(29.6)	-15.3%
Exited operations	(0.0)	(7.2)		
Same-store, Total Operating Revenue	164.0	186.4	(22.5)	-12.1%



[1] Same-store revenues is a non-GAAP performance measure based on U.S. GAAP revenues for Lee for the periods presented, excluding exited operations. In 2023, exited operations include (1) businesses divested and (2) the elimination of stand-alone print products discontinued within our markets.

Rounding – Items may not foot due to rounding.

SAME-STORE NON-GAAP REVENUE RECONCILIATION[1]

(Millions of Dollars)	FY2023	FY2022	$ Variance	% Variance
Print Advertising Revenue	125.8	185.0	(59.2)	-32.0%
Exited operations	(14.6)	(34.8)		
Same-store, Print Advertising Revenue	111.2	150.2	(39.0)	-26.0%
Digital Advertising Revenue	193.2	181.5	11.7	6.5%
Exited operations	(1.1)	(1.0)		
Same-store, Digital Advertising Revenue	192.1	180.5	11.6	6.4%
Total Advertising Revenue	319.0	366.4	(47.5)	-12.9%
Exited operations	(15.7)	(35.7)		
Same-store, Total Advertising Revenue	303.3	330.7	(27.4)	-8.3%

(Millions of Dollars)	FY2023	FY2022	$ Variance	% Variance
Print Subscription Revenue	252.6	313.5	(60.9)	-19.4%
Exited operations	0.4	0.8		
Same-store, Print Subscription Revenue	252.2	312.7	(60.5)	-19.3%
Digital Subscription Revenue	60.7	40.1	20.6	51.3%
Exited operations	0.2	0.1		
Same-store, Digital Subscription Revenue	60.5	40.0	20.6	51.4%
Total Subscription Revenue	313.3	353.6	(40.3)	-11.4%
Exited operations	(0.5)	(1.0)		
Same-store, Total Subscription Revenue	312.7	352.6	(39.9)	-11.3%

(Millions of Dollars)	FY2023	FY2022	$ Variance	% Variance
Print Other Revenue	39.5	43.0	(3.5)	-8.0%
Exited operations	(0.0)	(0.1)		
Same-store, Print Other Revenue	39.5	42.9	(3.4)	-7.9%
Digital Other Revenue	19.4	18.0	1.4	7.8%
Exited operations	--	--		
Same-store, Digital Other Revenue	19.4	18.0	1.4	7.8%
Total Other Revenue	58.9	60.9	(2.0)	-3.4%
Exited operations	(0.0)	(0.1)		
Same-store, Total Other Revenue	58.9	60.8	(2.0)	-3.2%

(Millions of Dollars)	FY2023	FY2022	$ Variance	% Variance
Total Operating Revenue	691.1	781.0	(89.8)	-11.5%
Exited operations	(16.2)	(36.8)		
Same-store, Total Operating Revenue	674.9	744.2	(69.3)	-9.3%



[1] Same-store revenues is a non-GAAP performance measure based on U.S. GAAP revenues for Lee for the periods presented, excluding exited operations. In 2023, exited operations include (1) businesses divested and (2) the elimination of stand-alone print products discontinued within our markets.

Rounding – Items may not foot due to rounding.

DIRECT COSTS RECONCILIATION

(Millions of Dollars)	FY2023
Operating expenses	660.5
Adjusted to exclude	
Depreciation and amortization	30.6
Assets loss on sales, impairments and other, net	1.9
Restructuring costs and other	12.7
Selling, General, and Administrative compensation	191.0
Selling, General, and Administrative other operating expenses	111.0
Direct Costs	313.4

(Millions of Dollars)	FY2023
Print Direct Costs	236.9
Digital Direct Costs	76.5
Total Direct Costs	313.4

Direct Costs is a non-GAAP financial performance measure that enhances financial statement users overall understanding of the operating performance of the Company. The measure isolates operating costs that directly support revenue. Depreciation and amortization, assets loss (gain) on sales, impairments and other, net, other non-cash operating expenses, Selling, General, and Administrative ("SG&A") compensation and SG&A other operating expenses are excluded.

Rounding – Items may not visually foot due to rounding.

